UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File No. 000-26020

Digital Angel Corporation

(Exact name of registrant as specified in its charter)

Delaware	43-1641533
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

300 State Street, Suite 214

New London, Connecticut 06320

(Address of principal executive office, including Zip Code)

(651) 900-0776

(Registrant’s telephone number, including area code)

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.01 par value per share

(Title of each class)

Digital Angel Corporation

300 State Street, Suite 214

New London, Connecticut 06320

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by Digital Angel Corporation (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about June 27, 2013 to the holders of record at the close of business on June 12, 2013 of our common stock, par value $0.01 per share, regarding a proposed change in the composition of our Board of Directors (the “Board of Directors”) that would be effected upon the closing of a proposed transaction among us, VeriTeQ Acquisition Corporation, a Florida corporation (“VeriTeQ”), and all of the stockholders of VeriTeQ.

On June 24, 2013, we entered into a Share Exchange Agreement (the “Exchange Agreement”) with VeriTeQ for a proposed reverse acquisition (the “Proposed Transaction”) in which the VeriTeQ stockholders would transfer all of their issued and outstanding shares of common stock of VeriTeQ to the Company and we would issue to the VeriTeQ stockholders shares of a new class of Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”). The Exchange Agreement also contemplates a one for thirty reverse stock split following the closing of the Proposed Transaction (the “Reverse Stock Split”). Upon the effectiveness of the Reverse Split, each share of Series B Convertible Preferred Stock held by the former VeriTeQ stockholders would automatically be converted into two shares of our common stock (the “Automatic Conversion”). Assuming successful completion of the Proposed Transaction, the Reverse Stock Split and the Automatic Conversion, our capitalization at closing, on an as converted, fully diluted basis would be as follows: (a) the shares of common stock issued to the VeriTeQ stockholders (as well as the rights to acquire shares of our common stock upon the exercise of VeriTeQ options and warrants) would equal approximately 90% of our shares of common stock; and (b) the shares of common stock held by our existing stockholders would equal approximately 10% of our shares of common stock.

Pursuant to the Exchange Agreement, upon the closing of the Proposed Transaction, two of our three current members of our Board of Directors would resign, the size of the Board of Directors would be increased to five directors, and four nominees of VeriTeQ would be appointed to the Board of Directors. Information about the intended appointees to the Board of Directors is provided under the heading “Changes to the Board of Directors,” below.

The Proposed Transaction is governed by the terms of the Exchange Agreement. There are many conditions to closing of the Proposed Transaction, and we cannot predict whether these conditions will be satisfied. There are no assurances when or if the closing of the Proposed Transaction will occur. If the Proposed Transaction does not close, the proposed change in our Board of Directors will not occur.

The contemplated change in the composition of our Board of Directors and the issuance of securities upon conversion of the Series B Convertible Preferred Stock would result in a change of control of the Company.

The change in our Board of Directors would become effective only after the closing of the Proposed Transaction, but no earlier than the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1 (the date the Proposed Transaction becomes effective is referred to as the “Closing Date”).

As of the date hereof, there are 30,874,685 shares of our common stock outstanding. There presently are no shares of our preferred stock outstanding.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date of a change in a majority of our directors (otherwise than at a meeting of stockholders).

Please read this Information Statement carefully. It contains certain biographical and other information concerning the persons who are expected to become the Company’s executive officers and directors after completion of the Proposed Transaction. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is June 27, 2013.

TABLE OF CONTENTS

CHANGE OF CONTROL	4

INFORMATION CONCERNING OUTSTANDING SECURITIES	5

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE PROPOSED TRANSACTION	6

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT UPON CLOSING OF THE PROPOSED TRANSACTION AND COMPLETION OF THE REVERSE STOCK SPLIT	7

CHANGES TO THE BOARD OF DIRECTORS	8

INFORMATION CONCERNING OFFICERS AND DIRECTORS	9

Current Executive Officers and Directors Prior to the Proposed Transaction	9

Executive Officers and Directors After the Proposed Transaction	11

LEGAL PROCEEDINGS	12

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE	13

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	16

Transactions with the Company – Directors, Executive Officers and 5% Stockholders of the Company	16

AUDIT COMMITTEE REPORT	16

EXECUTIVE COMPENSATION	18

WHERE YOU CAN FIND MORE INFORMATION	25

APPENDIX A - CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE SERIES B CONVERTIBLE PREFERRED STOCK OF DIGITAL ANGEL CORPORATION

CHANGE OF CONTROL

On June 24, 2013, we entered into the Exchange Agreement with VeriTeQ and all of the VeriTeQ stockholders contemplating the Proposed Transaction. Pursuant to the Exchange Agreement, upon closing of the Proposed Transaction, the VeriTeQ stockholders will transfer all of their issued and outstanding shares of common stock of VeriTeQ to the Company in exchange for us issuing to the VeriTeQ stockholders shares of our Series B Convertible Preferred Stock.

The Series B Convertible Preferred Stock consists of 4,107,492 authorized shares. We intend to issue the VeriTeQ stockholders 4,107,592 shares of Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock being issued to the VeriTeQ stockholders in connection with the Proposed Transaction will, by their principal terms:

(a)	convert into an aggregate of 8,215,184 shares of our common stock immediately following the Reverse Stock Split;

(b)	have the same voting rights as holders of common stock on an as-converted basis for any matters that are subject to stockholder vote;

(c)	not be entitled to any dividends; and

(d)	be treated pari passu with the common stock on liquidation, dissolution or winding up of the Company.

The form of Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock is attached to this Information Statement as Appendix A.

The Series B convertible Preferred Stock that would be issued to the VeriTeQ stockholders upon closing of the Proposed Transaction (as well as the rights to acquire shares of our common stock upon the exercise of VeriTeQ options and warrants, on a fully diluted basis) will represent rights to acquire approximately 90% of our shares of common stock after the closing of the Proposed Transaction and the Reverse Stock Split.

We presently only have 50,000,000 shares of common stock authorized for issuance, of which 30,874,685 shares are presently outstanding. Accordingly, we will not have enough authorized shares of common stock to issue upon conversion of the Series B Convertible Preferred Stock and exercise of the VeriTeQ options and warrants. We will, therefore, following the closing of the Proposed Transaction, take action to approve the Reverse Stock Split and to file an amendment (the “Amendment”) to our certificate of incorporation to change our name to “VeriTeQ Corporation.” This Reverse Stock Split would cause the total number of shares of common stock outstanding, including the shares underlying the Series B Convertible Preferred Stock and the VeriTeQ options and warrants, to equal 12,402,109 shares.

The following table sets forth information concerning our expected capitalization after giving effect to the Proposed Transaction and the Reverse Stock Split:

“Present Ownership” column – Represents shares of common stock we presently have outstanding and shares of common stock underlying options that are presently outstanding;

“After Issuance to VeriTeQ” column – Represents the number of shares of our common stock that would be outstanding on the Closing Date as if the Series B Convertible Preferred Stock (issued pursuant to the Proposed Transaction) were converted into our common stock.

“After Issuance to VeriTeQ, Fully Diluted” column – Represents the fully diluted number of shares to be outstanding on the Closing Date (a) as if the Series B Convertible Preferred Stock (issued pursuant to the Proposed Transaction) were converted into our common stock, and (b) giving effect to the reservation of shares to be issued pursuant the Company’s outstanding options and VeriTeQ’s outstanding options and warrants.

	Present Ownership		After Issuance to VeriTeQ (1)		After Issuance to VeriTeQ, Fully Diluted (1)
	Number	%	Number	%	Number	%
Current Stockholders

Current Stockholders	1,029,156	87%	1,029,156	11%	1,029,156	8%

Current Option Holders	150,565	13%	150,565	2%	150,565	2%

Issuance in Proposed Transaction

VeriTeQ	-	-%	8,215,184	87%	11,222,388	90%

TOTAL	1,179,721	100%	9,394,905	100%	12,402,109	100%

(1)	The numbers in this column may vary from actual numbers due to rounding differences when actual shares are issued.

Upon closing of the Proposed Transaction, Messrs. Joseph J. Grillo and Dennis G. Rawan, two of our three current directors, would resign, the size of the Board of Directors would be increased to five persons, and Messrs. Scott R. Silverman, Barry Edelstein, Michael E. Krawitz, and Shawn Wooden, nominees of VeriTeQ, would be appointed to fill the vacancies created by the resignations of our current directors and the increase in the size of the Board. Information concerning each of the persons to be appointed is provided under the heading “Changes to the Board of Directors,” below.

As a result of the change in our stock ownership and the changes in the composition of our Board of Directors, the Proposed Transaction will result in a change of control of the Company.

INFORMATION CONCERNING OUTSTANDING SECURITIES

Our authorized common stock consists of 50,000,000 shares, par value $0.01 per share. As of June 24, 2013, a total of 30,874,685 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. As of the date of this Information Statement, VeriTeQ did not own of record any shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE PROPOSED TRANSACTION

The following table sets forth certain information known to us regarding beneficial ownership of shares of our common stock as of June 24, 2013 by:

●	each of our directors;
●	each of our named executive officers;
●	all of our executive officers and directors as a group; and
●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 24, 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown opposite such person’s name. The percentage of beneficial ownership is based on 30,874,685 shares of our common stock outstanding as of June 24, 2013. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o Digital Angel Corporation, 300 State Street, Suite 214, New London, Connecticut 06320.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Outstanding Shares (%)
Five Percent Stockholders:
L. Michael Haller (2)	2,000,000	6.1%
Named Executive Officers and Directors:
Daniel E. Penni (3)	639,232	2.1%
Lorraine M. Breece (3)	83,977	*
Dennis G. Rawan (3)	181,775	*
Joseph J. Grillo (3)	1,273,608	4.1%
L. Michael Haller (2)	2,000,000	6.1%
All current directors and executive officers as a group (4 persons)	2,178,592	6.9%

* Represents less than 1% of the issued and outstanding shares of common stock of the Company

(1) This table includes presently exercisable stock options and options that are exercisable within sixty days of June 24, 2013, in accordance with Rule 13d-3(d) under the Exchange Act. The following directors and executive officers hold the number of exercisable options to purchase the number of shares of common stock set forth following their respective names: Daniel E. Penni — 167,187; Lorraine M. Breece— 83,583; Dennis G. Rawan — 150,000; Joseph J. Grillo — 408,126; L. Michael Haller — 2,000,000; and all current directors and officers as a group — 808,896

(2) Mr. Haller’s employment was terminated with the Company effective June 3, 2013. His business address is 15000 Ventura Blvd., Suite 202, Sherman Oaks, CA 91403. Mr. Haller’s stock options expire if not exercised on or before July 2, 2013.

(3) All of these individuals share the same business address: 300 State Street, Suite 214, New London, CT 06320.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT UPON CLOSING OF THE PROPOSED TRANSACTION AND COMPLETION OF THE REVERSE STOCK SPLIT

The following table assumes the closing of the Proposed Transaction and the Reverse Stock Split. The following table sets forth certain information with respect to the expected beneficial ownership of our Series B Convertible Preferred Stock and common stock (including shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock issued in connection with the Proposed Transaction and after giving effect to the Reverse Stock Split), which would be our only outstanding classes of voting securities, and the voting power resulting from such beneficial ownership, immediately after the closing of the Proposed Transaction by:

●	each stockholder who we expect to be the beneficial owner of more than 5% of our outstanding Series B Convertible Preferred Stock or common stock immediately after the Closing;
●	each person that is expected to be appointed to our Board of Directors following the Closing;
●	each person that is expected to be appointed as an executive officer following the Closing; and
●	all persons that are expected to be directors and executive officers following the Closing, as a group.

	Series B Convertible Preferred Stock		Common Stock
	Number of Shares Beneficially Owned (1)	% of Shares Beneficially Owned	Number of Shares Beneficially Owned(2)(4)	% of Shares Beneficially Owned(2)(4)	% of Total Voting Rights (1)(2)(3)

Five Percent Stockholders:
Scott R. Silverman	2,890,432	70%	6,176,534	64%	63%
Randolph K. Geissler	454,718	11%	1,124,218	12%	10%
PositiveID Corporation	599,766	15%	1,199,532	13%	13%

Executive Officers and Directors:
Scott R. Silverman	2,890,432	70%	6,176,534	64%	63%
Barry Edelstein	19,878	*	108,881	1%	*
Michael E. Krawitz	--	*	78,000	1%	*
Daniel E. Penni	9,542	*	40,392	*	* *
Shawn Wooden	--	*	38,167	*	*
Randolph K. Geissler	454,718	11%	1,124,218	12%	10%
Lorraine M. Breece	--	*	2,799	*	*
Directors and executive officers as a group (7 persons)	3,374,570	82%	7,568,989	75%	73%

  * Less than 1%

(1) On any matter presented to our stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of meeting), a holder of our shares of Series B Convertible Preferred Stock shall be entitled to cast two votes per share. Except as provided by law or by the other provisions of our certificate of incorporation, the holders of our shares of Series B Convertible Preferred Stock shall vote together with the holders of common stock, and with the holders of any other series of our preferred stock, the terms of which so provide, as a single class. Upon the filing of the Amendment, the shares of Series B Convertible Preferred Stock shall automatically convert into 8,215,184 shares of our common stock.

(2) Based on 9,244,340 shares of our common stock currently issued and outstanding after giving effect to the Reverse Stock Split. We intend to file the Amendment within thirty (30) days following the closing of the Proposed Transaction. Accordingly, persons holding shares of Series B Convertible Preferred Stock are deemed to beneficially own the shares of common stock into which such securities shall be converted.

(3) Reflects (i) the combined voting power with respect to shares of Series B Convertible Preferred Stock and common stock prior to the filing of the Amendment and (ii) the total voting power with respect to shares of common stock following the automatic conversion of the Series B Convertible Preferred Stock into common stock upon the filing of the Amendment.

(4) This table includes presently exercisable stock warrants and stock options and options that are exercisable within sixty days of June 24, 2013, in accordance with Rule 13d-3(d) under the Exchange Act. The following directors and executive officers hold the number of exercisable warrants and options to purchase the number of shares set forth following their respective names and after giving effect to the Reverse Stock Split: Scott Silverman — 395,669, Barry Edelstein — 69,125, Michael Krawitz — 77,958, Daniel Penni — 5,573, Shawn Wooden 38,167, Randolph Geissler — 214,687, Lorraine M. Breece — 2,786; and all current directors and officers as a group — 803,965.

CHANGES TO THE BOARD OF DIRECTORS

Our Board of Directors currently consists of three Directors. Our Board of Directors was structured to be divided into three classes, and a class is generally elected to serve for a three-year term or until the Directors' successors are duly elected and qualified. Thus, it has been our historical practice (since 1998) to elect approximately one-third of the members of the Board of Directors annually. However, with the recent downsizing of our Board of Directors, we have only three sitting members at the present time, and they are not divided equally into three classes. Upon closing of the Proposed Transaction, Messrs. Joseph J. Grillo and Dennis G. Rawan, two of our three current directors, would resign, the size of the Board of Directors would be increased to five persons and the four appointees designated by VeriTeQ would be appointed to the Board of Directors. The term of Mr. Penni and Mr. Edelstein will expire at the 2013 annual meeting of stockholders, the term of Mr. Krawitz and Mr. Wooden will expire at the 2014 annual meeting of stockholders, and the term of Mr. Silverman will expire at the 2015 annual meeting of stockholders.

Except for Shawn Wooden, all of our director appointees have previously been an employee, officer, or director of the Company. See “Executive Officers and Directors After the Proposed Transaction” for information concerning the positions these individuals are expected to hold with the Company after the Proposed Transaction.

INFORMATION CONCERNING OFFICERS AND DIRECTORS

Current Executive Officers and Directors Prior to the Proposed Transaction

Set forth below is biographical information for each of our current officers and directors.

Name	Age	Current Position	Director/Officer Since

Daniel E. Penni	65	Interim Chief Executive Officer and President and Chairman of the Board Directors	March 1995

Lorraine M. Breece	61	Chief Financial Officer	August 2011

Dennis G. Rawan	69	Director	December 2002

Joseph J. Grillo	55	Director	January 2008

Name of Director/ Officer	Background / Experience

Daniel E. Penni

Mr. Penni, age 65, was elected to be our interim chief executive officer and president effective June 6, 2013. He has served as a director since March 1995 and as chairman of our Board of Directors since July 3, 2007. Mr. Penni also served as our interim chief executive officer and president from January 31, 2012 to August 23, 2012. From September 1988 until December 2005, Mr. Penni was employed by Arthur J. Gallagher & Co. (NYSE:AJG), an insurance brokerage and risk management services firm, where he served in several positions, including his final position as area executive vice president. He has worked in various sales and administrative roles in the insurance business since 1969. He also served on the board of trustees of the Massachusetts College of Pharmacy and Health Sciences in Boston from 1989 through June 2006 and served as the chair of finance, the corporate treasurer and the chair of the audit committee at various times during his service period. Mr. Penni graduated with a bachelor of science degree in 1969 from the School of Management at Boston College. Mr. Penni was a member of the board of directors of VeriChip Corporation, n/k/a PositiveID Corporation (which was a former subsidiary of ours) from June 2004 until January 2008. Mr. Penni was selected to serve as a director on our Board of Directors because of his specific experience and proven expertise in our industry, his past and continuing contributions to the Company, and his general expertise and perspective on our business.

Lorraine M. Breece

Ms. Breece, age 61, was appointed our chief financial officer on August 1, 2011. Ms. Breece had worked as a consultant from July 2010 until July 2011, including performing consulting services for the Company. Prior to that time, she served as the Company’s chief financial officer from March 2008 to June 2010, as acting chief financial officer since March 2007, and in various finance related roles with the Company, including chief accounting officer, since April 2000. Prior to joining the Company, from 1991 to 1999, Ms. Breece served as director of finance and chief accounting officer of Nabi BioPharmaceuticals. From 1984 to 1990, she served as corporate controller for Levitt Corporation. Ms. Breece began her career as an auditor with PricewaterhouseCoopers LLP. She earned a bachelor of business administration in Accounting from Florida Atlantic University and is a licensed certified public accountant, or CPA (inactive), in Florida.

Dennis G. Rawan

Mr. Rawan, age 69, has served as a director since December 10, 2002. Mr. Rawan was chief financial officer of Expo International, Inc. (“Expo”) from 1996 until his retirement in 2001. Expo provides information technology products and services to the event industry. For over 20 years prior to joining Expo, Mr. Rawan was a CPA, providing audit, review, tax and financial statement preparation services for a variety of clients. From 1970 to 1988, while working as a CPA, Mr. Rawan taught graduate level accounting courses at Babson College. Prior to starting his CPA practice, Mr. Rawan spent several years in public accounting with the then Touche Ross and Company and subsequently in the building materials industry with Evans Products’ Retail Group. Mr. Rawan earned a bachelor of science degree and a master of business administration degree from Northeastern University. Mr. Rawan was selected to serve as a director on our Board of Directors because of his past experience as an executive officer, his financial expertise as a CPA, his past and continuing contributions to the Company, and his general expertise and perspective on our business.

Joseph J. Grillo

Mr. Grillo, age 55, an RFID industry veteran, has served as a member of our Board of Directors since January 2, 2008. Mr. Grillo served as an advisor to our Board of Directors from February 1, 2012 to March 31, 2013, and served as our chief executive officer and president from January 2, 2008 to January 31, 2012. In 2012, Mr. Grillo and a former colleague formed ACRE, LLC, to serve as a platform to initiate acquisitions in the Electronic Security Manufacturing market. From December 2003 until joining us, Mr. Grillo served as the president and chief executive officer of the Global Technologies Division of Assa Abloy, AB, a publicly-held global manufacturer in the security and lock industry (“Assa Abloy”). From January of 2002 until December of 2003, Mr. Grillo served as the president and chief executive officer of the Identification Technology Group Division of Assa Abloy, where he formed and was responsible for the sales growth of the Identification Technology business unit. He earned a bachelor of science in finance from the University of Connecticut, School of Business. Mr. Grillo was selected to serve as a director on our Board of Directors because of his general business experience, his experience and knowledge gained from acting as our chief executive officer, his proven expertise in the radio frequency identification industry and his experience with company turnarounds.

Executive Officers and Directors After the Proposed Transaction

Set forth below is certain information regarding the persons who would become directors and executive officers of the Company upon closing of the Proposed Transaction.

Name	Age	Position

Scott R. Silverman	49	Chairman of the Board of Directors/Chief Executive Officer

Barry Edelstein	50	Director

Michael E. Krawitz	43	Director

Daniel E. Penni	65	Director

Shawn Wooden	39	Director

Randolph K. Geissler	52	President

Lorraine M. Breece	61	Senior Vice President and Chief Financial Officer

Name of Director/ Officer	Background / Experience

Scott R. Silverman

Mr. Silverman, age 49, is currently the chief executive officer and Chairman of the board of directors of VeriTeQ. Previously, Mr. Silverman served as the chairman of the board of directors of PositiveID Corporation from November 2008 until December 2011, and as chief executive officer from August 2009 until August 2011. He previously served as chief executive officer of VeriChip Corporation from December 2006 through July 2008, as chairman of its board of directors from March 2003 through July 2008, and as a member of its board of directors from February 2002 through July 2008. Mr. Silverman served as the chairman of Steel Vault Corporation from January 2006 until November 2009. He also served as a member of the board of directors of Gulfstream International Group, Inc. from September to October, 2010. Mr. Silverman served as chief executive officer and chairman of the board of directors of Applied Digital Solutions, Inc. from March 2003 to December 2006, and chairman of Digital Angel Corporation from March 2003 to July 2007. Mr. Silverman is an attorney licensed to practice in New Jersey and Pennsylvania.

Barry Edelstein

Mr. Edelstein, age 50, has served as managing partner of Structured Growth Capital, Inc., a boutique investment banking firm, since January 2009. Mr. Edelstein served as acting president and chief executive officer of the Company from August 2007 until December 2007. Mr. Edelstein has served as the chairman of ScentSational Technologies, LLC since 2002. Mr. Edelstein served as President of GlobalCom Telecommunications, LLC which he co-founded in 1992 and which was acquired in 1997 by Comcast Corporation (NASDAQ:CMCSK), where he then served as a divisional vice president until 2002. Mr. Edelstein has a bachelor’s degree in business administration from Drexel University and received his law degree from Widener University School of Law. Barry Edelstein has served as a member of the board of directors of PositiveID Corporation from January 2008 to June 2013.

Daniel E. Penni	See biography above the heading Information Concerning Officers and Directors - Current Executive Officers and Directors Prior to the Proposed Transaction.

Michael E. Krawitz

Mr. Krawitz, age 43, is currently a member of the board of directors of VeriTeQ. Mr. Krawitz currently serves as chief executive officer of PEAR, LLC, a provider of renewable energy and financing for renewable energy projects, and has done so since February 2011. From July 2010 until February 2011, he served as chief executive officer of Florida Sunshine Investments I, Inc. He previously served as the chief executive officer and president of the Company from December 2006 to December 2007, executive vice president from March 2003 until December 2006, and as a member of the Company’s Board of Directors of directors from July 2007 until December 2007. Mr. Krawitz served as a member on the board of directors of Steel Vault Corporation from July 23, 2008 until November 11, 2009 and has served on the board of directors of PositiveID Corporation since November 2008. Mr. Krawitz earned a bachelor of arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

Shawn Wooden

Mr. Wooden, age 39, is currently a member of the board of directors of VeriTeQ. Mr. Wooden runs  Wooden Wealth Strategies, a full-service financial services and investment boutique. He earned his bachelor of science from the University of Notre Dame in Computer Science. After graduation, he began a nine year career in the National Football League, where he played for the Miami Dolphins and the Chicago Bears. After retiring in 2005, Mr. Wooden transitioned into the financial services industry where he has earned the Financial Industry Regulation Authority (FINRA) Series 6, 7, 63, and 65 licenses, as well as the Life Underwriter Training Council Fellow (LUTCF) professional designation. Mr. Wooden also earned a Certificate for Retirement Planning from the Wharton School of Business in Pennsylvania.

Randolph K. Geissler

Mr. Geissler, 52, is currently the President of VeriTeQ. He also is currently the CEO of Geissler Corporation. Mr. Geissler previously served as the served as CEO of Geissler Technologies from 2004 to 2008 and as CEO of Digital Angel Corporation from 2000 to 2003. He also served as CEO of Destron Fearing Corporation, a company he founded, from 1993 to 1999. Mr. Geissler specializes in managing companies and technologies focused on RFID, and he is the inventor of the implantable microchip for animal identification.

Lorraine M. Breece	See biography above the heading Information Concerning Officers and Directors - Current Executive Officers and Directors Prior to the Proposed Transaction.

There are no family relationships among the proposed executive officers or directors, or with our current officers and directors. Other than pursuant to the Proposed Transaction, to our knowledge, there are no arrangements or other understandings between any of the new appointees as directors or officers or any other person pursuant to which any such new officer or director was or is to be selected as an officer or director.

LEGAL PROCEEDINGS

To our knowledge, no current director, officer or affiliate of the Company, or any owner of record or beneficially of more than five percent of any class of voting securities of the Company, and none of the named appointees as officers and directors, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to us, or has a material interest adverse to us, in any legal proceeding.

To our knowledge, no current officer or director and none of the named appointees as officers and directors has been the subject of any event or proceeding disclosable under Item 403 of Regulation S-K promulgated by the SEC.

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE

Board of Directors

Currently, our Board of Directors consists of three directors. Our Board of Directors was structured to be divided into three classes, and a class is generally elected to serve for a three-year term or until the directors' successors are duly elected and qualified. Thus, it has been our historical practice (since 1998) to elect approximately one-third of the members of the Board of Directors annually. However, with the recent downsizing of our Board of Directors, we have only three sitting members at the present time, and they are not divided equally into three classes. Directors may be removed only for cause. Any director appointed by our Board of Directors to fill a vacancy on the board serves the balance of the unexpired term of the class of directors in which the vacancy occurred.

Upon closing of the Proposed Transaction, the size of the Board of Directors would be increased to five directors, two of our three current directors would resign and four new directors would be appointed to the Board. The roles and responsibilities of the Board of Directors are as set forth by Delaware corporate law, which includes providing general oversight of management and setting strategic direction for the Ccompany.

Director Independence

Currently, one member on our Board of Directors, Mr. Rawan, is considered “independent” within the meaning of the listing standards of The Nasdaq Stock Market. Our other two directors, Messrs. Grillo and Penni, held or hold officer positions with us and accordingly they are not considered independent, even though neither is an employee or currently has any other relationship with us that would otherwise disqualify them as independent.

Upon closing of the Proposed Transaction, two of our three current directors would resign and four new directors would be appointed to the Board. Of these four new directors, we anticipate that Messrs. Edelstein, Krawitz, and Wooden would qualify as “independent” directors within the meaning of the listing standards of The Nasdaq Stock Market. Following the Closing, the new Board will elect the members of the Board Committees described below.

Board Committees

We have three standing committees of our Board of Directors: an Audit and Governance Committee, a Compensation Committee, and a Nominating Committee. Each has a written charter approved by our Board of Directors.

Audit and Governance Committee

Our Board of Directors established an audit and governance committee in accordance with Section 3(a)(58)(A) of the Exchange Act. Our audit and governance committee is comprised of two members of the Board of Directors: Messrs. Rawan and Penni. Mr. Rawan is independent as defined in Exchange Act Rule 10A-3. Although Mr. Penni does not receive compensation for his role as president and interim CEO, we have determined that he is no longer independent under these standards. Our Board of Directors has determined that we have one audit committee financial expert as defined in the applicable SEC rules: Mr. Rawan, who serves as the chairman of the committee. The committee (i) recommends for approval by our Board of Directors an independent registered public accounting firm to audit our consolidated financial statements for the fiscal year in which they are appointed, and (ii) monitors the effectiveness of the audit effort, the internal and financial accounting organization and controls and financial reporting. The duties of the committee are also to oversee and evaluate the independent registered public accounting firm, to meet with the independent registered public accounting firm to review the scope and results of the audit, to approve non-audit services provided to us by our independent certified public accountants, and to consider various accounting and auditing matters related to our system of internal controls, financial management practices and other matters. The audit and governance committee has been assigned the functions of monitoring the integrity of our financial statements, monitoring the independence, qualifications and performance of our independent auditors and overseeing our systems of internal controls. The committee held five meetings during 2012. A copy of the audit and governance committee charter is available on our website at www.digitalangel.com.

Compensation Committee

Our compensation committee consists of Messrs. Penni and Rawan, Mr. Rawan is independent as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules and as defined by the Sarbanes-Oxley Act of 2002. Mr. Penni is chairman of the committee. The committee administers the Company’s 1999 Flexible Stock Plan, the 2003 Flexible Stock Plan, the 1999 Employees Stock Purchase Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan, including the review and grant of awards to officers and other employees under such plans, and recommends the adoption of new plans. The committee also reviews and approves various other compensation policies and matters and reviews and approves salaries, bonuses, and other matters relating to our senior officers. The committee reviews all senior corporate employees after the end of each fiscal year to determine compensation for the subsequent year. Particular attention is paid to each employee’s contributions to our current and future success, as well as their salary level in comparison to the market value of personnel with similar skills and responsibilities. The committee also looks at accomplishments which are above and beyond management’s normal expectations for their positions. The committee held two meetings during 2012. A copy of the compensation committee charter is available on our website at www.digitalangel.com.

Our compensation committee assists our Board of Directors in the discharge of its responsibilities relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board approval of the compensation, benefits, corporate goals and objectives of our chief executive officer and our other executive officers;
•	evaluating the performance of our executive officers; and
•	administering our employee benefit plans and making recommendations to our Board of Directors regarding these matters.

Our compensation committee has the authority to delegate any of its responsibilities to one or more subcommittees as the committee may from time to time deem appropriate and may ask members of management, employees, outside counsel, or others whose advice and counsel are relevant to the issues then being considered by the compensation committee to attend any meetings and to provide such pertinent information as the compensation committee may request. We expect that the compensation committee will continue to solicit input from our chief executive officer with respect to compensation decisions affecting other members of our senior management. Our compensation committee has not engaged compensation consultants to determine or recommend the amount or form of executive and director compensation. Our compensation committee has read consultant reports prepared for similar companies and has spoken with experts regarding compensation in the past.

Nominating Committee

Our nominating committee consists of all of the members of the Board of Directors. Mr. Penni serves as its chairman. The Committee considers and nominates candidates for election to our Board of Directors. Mr. Rawan is independent within the meaning of the listing standards of The Nasdaq Stock Market. The committee met once during 2012 to appoint our former chief executive officer, L Michael Haller, to the Board. A copy of the nominating committee charter is available on our website at www.digitalangel.com.

Director Attendance at Board and Committee Meetings

Directors meet their responsibilities by preparing for and attending board and committee meetings, and through communication with members of management on matters affecting us. Our Board of Directors held 11 meetings during 2012 and acted by unanimous written consent in lieu of a meeting once, as permitted by the applicable state law. During 2012, all directors attended 75% or more of the meetings of the Board of Directors and committees to which they were assigned.

Director Attendance at Annual Meeting of Stockholders

We do not require directors to attend annual stockholder meetings. Our directors are invited to attend, and frequently one or more of our directors is in attendance at, such meetings. We have not had an annual stockholders’ meeting since 2010.

Qualifications of Candidates for Election to the Board

Our Board of Directors takes a critical role in guiding our strategic direction, and it oversees our management. When candidates for our Board of Directors are considered, they are evaluated based upon various criteria. Director candidates for our Board of Directors are considered for vacant seats if they (i) are independent, in accordance with applicable law and stock exchange listing standards, (ii) demonstrate high ethical standards, professionalism, and integrity in their personal and professional dealings, (iii) are willing to commit themselves to their duties as members of our Board of Directors and its various committees and to their responsibilities to us, (iv) possess the appropriate knowledge and understanding of fundamental financial statements, (v) have substantial relevant business, technological or government experience, (vi) provide a diverse set of skills, backgrounds and experiences in order to provide varying perspectives, (vii) have no identified conflicts of interest with us, (viii) have not been convicted in a criminal proceeding other than traffic violations during the five years before the date of selection, and (ix) are willing to comply with our code of ethics. We retain the right to modify these minimum qualifications from time to time. Exceptional candidates who do not meet all of these criteria may still be considered.

Process for Identifying and Evaluating Candidates for Election to the Board

The role of the nominating committee of our Board of Directors is to review the qualifications and backgrounds of any candidates for our Board of Directors and its current members, as well as the overall composition of the board. Prior to the formation of the nominating committee, our entire board evaluated candidates based upon the qualifications outlined above. In the case of any director candidates, the questions of independence and financial expertise are important to determine what roles the candidate can perform, and the nominating committee will consider whether the candidate meets the applicable independence standards and the level of the candidate’s financial expertise. Any new candidates will be interviewed, and the nominating committee will approve the final nominations. Our chairman of the board, acting on behalf of the nominating committee, will extend the formal invitation to the selected candidates.

Stockholder Nominations

Stockholders may nominate director candidates for consideration by the nominating committee by writing to our Secretary, who will forward the nomination to the chairman of the nominating committee. The submission must provide the candidate’s name, biographical data and qualifications, including five-year employment history with employer names and a description of the employer’s business; whether such individual can read and understand fundamental financial statements; other board memberships (if any); and such other information as is reasonably available and sufficient to enable the nominating committee to evaluate the minimum qualifications stated above under the section of this Information Statement entitled “Qualifications of Candidates for Election to the Board.” The submission must be accompanied by a written consent of the individual to stand for election if nominated by the nominating committee and to serve if elected by the stockholders. If a stockholder nominee is eligible, and if the nomination is proper, the nominating committee then will deliberate and make a decision as to whether the candidate will be appointed and subsequently submitted to our stockholders for a vote. The nominating committee will not change the manner in which it evaluates candidates, including the applicable minimum criteria set forth above, on the basis of whether the candidate was recommended by a stockholder.

Stockholder Communication to the Board

Our Board of Directors believes that it is important for us to have a process whereby our stockholders may send communications to our board. Accordingly, stockholders who wish to communicate with our Board of Directors or a particular director may do so by sending a letter to Daniel E. Penni, Chairman of the Board, at 300 State Street, Suite 214, New London, CT 06320. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of our Board of Directors or only certain specified individual directors. Copies of all such letters will be circulated them to the appropriate director or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with the Company – Directors, Executive Officers and 5% Stockholders of the Company

Except as described below, no relationships or transactions existed or occurred between us and any of our executive officers, directors or nominees for director, or any affiliate of or person related to any of them, since January 1, 2012, the beginning of our last full fiscal year, of the type and amount that are required to be disclosed under applicable SEC rules. Also, since January 1, 2012, no relationships or transactions have existed or occurred between us and VeriTeQ or any of the four proposed director appointees other than as set forth or as contemplated in the Exchange Agreement.

Consulting Agreement with Mr. Grillo

Under the terms of a consulting agreement under which Mr. Grillo provided advisory services to our Board of Directors, we paid Mr. Grillo $275,000 during 2012 and $75,000 for the first quarter of 2013.

Investment in VeriTeq

Following our Board of Director’s approval of the Proposed Transaction, VeriTeQ approached the Company for a small, short-term bridge loan or equity investment. In light of the many conditions to closing, our Board decided not to make the loan or investment. Our Interim CEO and President and Chairman of our Board, Daniel E. Penni, agreed to make a $25,000 equity investment in VeriTeQ. As a result of such investment, Mr. Penni owns 100,000 shares of VeriTeQ’s common stock.

AUDIT COMMITTEE REPORT

The Audit Committee has: (i) reviewed and discussed the audited consolidated financial statements of the Company with management; (ii) discussed with EisnerAmper LLP, the Company’s independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees), as modified or supplemented; (iii) received the written disclosures and the letter from EisnerAmper LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding EisnerAmper LLP’s communications with the Audit Committee concerning independence; and (iv) discussed with EisnerAmper LLP that firm’s independence. The Audit Committee considered whether the provision of non-audit services by EisnerAmper LLP was compatible with maintaining such firm’s independence. After reviewing the services provided by EisnerAmper LLP, including all non-audit services, the Audit Committee, in accordance with its charter, appointed EisnerAmper LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2011.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as filed with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE

Dennis G. Rawan

Daniel E. Penni

March 29, 2012

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth information regarding compensation earned in or with respect to our fiscal years 2011 and 2012 by:

●	each person who served as our chief executive officer in 2012; and
●	each person who served as our chief financial officer in 2012.

We had no other executive officers in 2012. We refer to these officers collectively as our named executive officers. Effective June 3, 2013, Mr. Haller resigned as the Company’s Chief Executive Officer, President and director upon the closing of the sale of the Company’s mobile game application business.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Daniel E. Penni (1)	2012	$—	$—	$—	$—	$—	$—		$—
Interim Chief Executive Officer	2011	—	—	—	—	—	—		—
L. Michael Haller (2)	2012	$52,658	$—	$—	$76,085	$—	$427	(5)	$129,170
Former Chief Executive Officer	2011	—	—	—	—	—	—		—
Joseph J. Grillo (3)	2012	$28,125	$—	$—	$—	$—	$980,584	(6)	$1,008,709
Former Chief Executive Officer	2011	$337,500	—	—	—	—	$51,346	(7)	$388,846
and President
Lorraine M. Breece (4)	2012	$140,000	$25,000	$—	$3,347	$—	$4,077	(8)	$172,424
Chief Financial Officer	2011	$56,538	—	—	—	—	$1,284	(9)	$57,822

(1)

Mr. Penni was interim chief executive officer from January 31, 2012 to August 23, 2012. Mr. Penni was also chairman of the Board of Directors during 2011 and 2012 and was paid $81,000 in director fees for 2012 and $78,300 of director fees for 2011. In addition, Mr. Penni received 100,000 stock options in September 2012 for his services as a director. These awards were valued at $6,695 on the date of grant. These director fees and option awards are not included in the compensation table above.

(2)	Mr. Haller was appointed chief executive officer effective August 23, 2012, and he resigned as chief executive officer effective June 3, 2013.
(3)

As a result of Mr. Grillo’s resignation on January 31, 2012 related to the change of control provisions in his employment agreement, which were triggered by the sale of Destron Fearing Corporation on July 22, 2011, we had accrued approximately $1.4 million of severance/change of control payments due to Mr. Grillo under the terms of his employment agreement, as amended, which included compensation relating to the vesting of unvested restricted stock and stock options, payroll taxes and group medical expenses. Approximately $1.0 million of the accrued severance was paid to Mr. Grillo in 2012, and the remainder of the accrual will be reversed in the second quarter of 2013, based on a letter agreement entered into during April 2013. See further discussion under section titled “Executive Employment Arrangements with Former Named Executive Officers.” During 2012, Mr. Grillo was also paid $275,000 in consulting fees, which are not reflected in the compensation table above, as these were paid to Mr. Grillo as an advisor to the Board. In addition, Mr. Grillo was granted 100,000 stock options for his services as a director, and these awards were valued at $6,695 on the date of grant. The option award is not included in the compensation table above.

(4)	Ms. Breece was hired as our chief financial officer on August 1, 2011.
(5)	Amount represents $427 for Mr. Haller’s cellular telephone and internet serviced paid during 2012.
(6)

Amount represents $972,000 of severance paid to Mr. Grillo under the terms of his employment agreement, $886 for Mr. Grillo’s cellular telephone and internet services paid during January 2012, and $7,698 for accrued vacation hours paid to Mr. Grillo in 2012.

(7)

Amount represents $9,074 for Mr. Grillo’s cellular telephone and internet services paid during 2011, $1,214 for Mr. Grillo’s club dues during 2011 and $41,058 for accrued vacation hours paid to Mr. Grillo in 2011.

(8)	Amount represents $4,077 for Ms. Breece’s cellular telephone and internet services paid during 2012.
(9)

Amount represents $1,284 for Ms. Breece’s cellular telephone and internet services paid during 2011. We also paid Ms. Breece $13,370 for consulting services during 2011, which are not reflected in the compensation table above, as she was paid for those services as an independent contractor.

Our 2012 Incentive and Recognition Policies

We did not establish an incentive and recognition plan for our named executive officers for 2012.

Outstanding Equity Awards as of December 31, 2012

The following table provides information as of December 31, 2012 regarding unexercised stock options and restricted stock awards granted to each of our named executive officers by us.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares of Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Daniel E. Penni
	12,500	—		—	$25.84	7/6/2013
	12,500	—		—	$10.96	7/2/2015
	3,437	—		—	$12.00	6/20/2018
	1,250	—		—	$25.60	6/20/2018
	25,000	—		—	$0.52	12/12/2018
	12,500	—		—	$1.08	10/1/2019
	100,000	—		—	$0.07	9/9/2022
							1,250	(1)	$88	—	—
L. Michael Haller
	2,000,000	8,000,000	(2)	—	$0.05	7/2/2013	—		—	—	—

Joseph J. Grillo
	68,750	—		—	$5.36	01/03/2018	—		—	—	—
	27,370	—		—	$5.04	01/30/2018	—		—	—	—
	31,250	—		—	$2.64	09/29/2018	—		—	—	—
	50,000	—		—	$0.52	12/12/2018	—		—	—	—
	130,756	—		—	$1.08	10/01/2019	—		—	—	—
	100,000	—		—	$0.07	09/09/2022

Lorraine M. Breece
	6,250	—		—	$25.84	07/06/2013	—		—	—	—
	17,500	—		—	$8.88	08/15/2017	—		—	—	—
	437	—		—	$12.00	06/20/2018	—		—	—	—
	437	—		—	$25.60	06/20/2018	—		—	—	—
	625	—		—	$12.00	06/20/2018	—		—	—	—
	8,334	—		—	$0.52	12/12/2018	—		—	—	—
	50,000	—		—	$0.07	09/09/2022	—		—	—	—
(1)	1,250 restricted shares of our common stock vested on January 25, 2013.
(2)

8,000,000 unvested options were forfeited on June 3, 2013, the effective date of the Amendment to Employment Agreement with Mr. Haller, under which Mr. Haller resigned as president, chief executive officer and director of the Company upon the closing of the sale of the mobile games division. The 2,000,000 vested options expire if not exercised on or before July 2, 2013.

2012 Option Exercises and Stock Vested

None of our named executive officers exercised options during the year ended December 31, 2012. On January 25, 2012, 1,250 shares of restricted stock vested for Mr. Penni, and on October 1, 2012, 4,166 shares of restricted stock vested for Mr. Penni. On January 31, 2012, 39,062 shares of restricted stock vested for Mr. Grillo as a result of the termination of his employment on that date.

Pension Benefits

None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

We had entered into employment agreements with certain of our former named executive officers that required us to make payments upon termination or a change in control of the Company. These arrangements are discussed below in the section “Executive Employment Arrangements with Former Named Executive Officers.” By letter agreement, we are required to give Ms. Breece a ninety-day termination notice.

Executive Employment Arrangements with Current Named Executive Officers

We have not entered into any employment agreements, termination or change in control arrangements with our current named executive officers except as discussed above in the section “Potential Payments Upon Termination or Change in Control.”

Executive Employment Arrangements with Former Named Executive Officers

A discussion of formal employment agreements with two of our former named executive officers, Mr. Grillo and Mr. Haller, follows:

Joseph J. Grillo

In connection with Mr. Grillo’s appointment, we entered into an employment agreement with Mr. Grillo, (the “Grillo Employment Agreement”), effective as of January 1, 2008, which provided that Mr. Grillo receive a base salary of $375,000 (which was to be reviewed annually), and he was eligible to receive an annual bonus, subject to approval of our Board of Directors, ranging from 0% to 200% of base salary. Mr. Grillo’s bonus was to be determined based upon his performance in the following areas with related metrics and goals to be approved by our Board of Directors at the beginning of each performance year: Company and divisional revenues, net income, cash generation, board discretion, investment analyst coverage, price per share, strategic deals/partnerships that enhance stockholder value and such other metrics and goals that our Board of Directors could establish. A non-equity incentive compensation plan was not provided to Mr. Grillo for 2011. In 2009, Mr. Grillo elected to reduce his base salary by 10% to $337,500, which remained in effect for 2010 through his resignation as chief executive officer effective January 31, 2012.

The Grillo Employment Agreement was not for a fixed period of time but provided that, if we terminated Mr. Grillo’s employment without cause or Mr. Grillo terminated his employment for good reason or Mr. Grillo terminated his employment within six months of a change in control, Mr. Grillo would receive a payment equal to the sum of one and a half times his base salary plus one and a half times his target bonus, or approximately $1.0 million. If Mr. Grillo’s termination was the result of a change of control, Mr. Grillo was required to provide us a four-month notice of such resignation.

A change of control was defined as any bona fide, third-party change of control as follows:

(a)

any person or entity (or persons or entities acting as a group) other than one of its affiliates acquires stock of the Company that, together with stock then held by such person, entity or group, results in such person, entity or group holding more than fifty percent (50%) of the total combined voting power of all classes of the then issued and outstanding securities of the Company; or

(b)	the sale of all or substantially all of the properties and assets of the Company to any person or entity which is not a subsidiary, parent or affiliate of the Company.

The Grillo Employment Agreement also contained non-compete and confidentiality provisions that were effective from the date of employment through 18 months from the date the Grillo Employment Agreement was terminated.

In July 2011, we sold all of our outstanding capital stock of our then wholly-owned subsidiary, Destron Fearing Corporation (“Destron”), to Allflex USA, Inc. (“Allflex”) (the “Destron Transaction”). The Destron Transaction represented a change of control as defined in the Grillo Employment Agreement. In addition, due to Allflex’s requirement that Mr. Grillo sign a three year non-competition agreement with Allflex in connection with the sale of Destron, we agreed to amend the Grillo Employment Agreement to include an additional payment of one year base salary, or $337,500, and make other changes to the terms of payment. The additional one year base salary was payable on the earlier of the second anniversary of the closing date of the Destron Transaction (July 22, 2013) or our winding down if, and only if, Mr. Grillo had not found employment by that time. In addition, if Mr. Grillo secured alternative employment during the third year after the closing of the Destron Transaction, he would have been obligated to repay the amount earned during the third year up to the amount he received from us.

On September 30, 2011, Mr. Grillo notified us of his intention to resign and, on January 31, 2012, Mr. Grillo resigned. We had accrued $1.4 million of severance/change of control payments due to Mr. Grillo under the terms of the Grillo Employment Agreement, as amended, which included compensation related to vesting of unvested restricted stock and stock options, payroll taxes and group medical expenses. This deferred expense was amortized over the four months ending January 31, 2012 and, accordingly, we recorded $1.0 million of this expense during 2011 and $0.4 million during 2012. In February 2012, the initial change of control payment of $1.0 million was placed in the Grillo Rabbi Trust, and the funds were distributed to Mr. Grillo in August 2012. Effective April 11, 2013, Mr. Grillo entered into a letter agreement (“Letter Agreement”) with the Company wherein Mr. Grillo waived his rights to receive a third year non-compete payment under the terms of the Grillo Employment Agreement with the Company. The Letter Agreement terminated the Grillo Employment Agreement with the Company and extended Mr. Grillo’s consulting agreement with the Company until March 31, 2013. As a result, all obligations to Mr. Grillo have been satisfied in full. Mr. Grillo remains a director of the Company.

L. Michael Haller

On August 23, 2012, the Board of Directors selected and approved L. Michael Haller to be chief executive officer, president and director of the Company. In connection with Mr. Haller’s appointment, he and the Company entered into an Employment Agreement, effective as of August 23, 2012 (the “Original Employment Agreement”), which provided that Mr. Haller would receive a base salary of $150,000. The Original Employment Agreement also provided that, if the Company terminated Mr. Haller’s employment without cause or Mr. Haller terminated his employment for good reason, Mr. Haller would receive a severance payment equal to the sum of one times his base salary. In addition, on August 27, 2012, Mr. Haller was granted stock options to purchase 10,000,000 shares of the Company’s common stock, with an exercise price of $0.05 per share, of which 2,000,000 vested on August 27, 2012 and were granted as a signing bonus. The remaining 8,000,000 options were performance-based and would vest upon achievement of specified targets. The stock options, which were granted outside of the Company’s stock option plans as an inducement to employment, had an expiration date of August 26, 2022.

Unvested stock options held by Mr. Haller would become fully vested and exercisable on a pro-rata basis to the extent that Mr. Haller had achieved some or all of the applicable incentive targets as outlined for each unvested tranche of options upon any termination of employment by the Company without cause, or by Mr. Haller for good reason or due to Mr. Haller’s disability or death, which occurred at least six months after the effective date of the Original Employment Agreement and would remain exercisable for a period of 60 (sixty) days following any such termination (subject to earlier expiration of the original option term). Upon any termination of employment by the Company for cause, by Mr. Haller for any reason other than good reason, or Mr. Haller terminated his employment for any reason, all unvested options terminated immediately.

In the event of a change in control, as defined in the Original Employment Agreement, all unvested stock options would immediately accelerate and become vested. The Original Employment Agreement also contained non-compete and confidentiality provisions and a commitment to nominate and support Mr. Haller and one additional person named by Mr. Haller for election to the Board of Directors, subject to stockholder election.

Effective May 3, 2013, the Company entered into an Amendment to Employment Agreement with Mr. Haller (“Amended Employment Agreement”), which amended and terminated the Original Employment Agreement. Under the terms of the Amended Employment Agreement: (i) Mr. Haller resigned as the Company’s Chief Executive Officer, President and director upon the closing of the sale of the Company’s mobile game application business on May 3, 2013, (ii) the Company paid Mr. Haller all accrued but unpaid obligations due under the Original Employment Agreement plus a cash lump sum of $10,000 in lieu of any severance or similar payments that might have been required under the Original Employment Agreement, (iii) the Company waived the non-compete and non-solicitation provisions contained in the Original Employment Agreement, and (iv) both parties mutually agreed to release each other from any other claims that they may have against each other. The Amended Employment Agreement further stated that Mr. Haller’s stock option to purchase 2,000,000 million shares of the Company’s common stock at $0.05 per share, which vested on August 27, 2012, may be exercised for a period of sixty (60) days following the effective date of the Amended Employment Agreement. However, Mr. Haller’s stock options to purchase up to 8,000,000 million shares, which were not vested as of the date of the Amended Employment Agreement, were forfeited as of such date.

Stock Option and Other Compensation Plans

Stock Options and Other Awards Granted under the 1999 Flexible Stock Plan, the 2003 Flexible Stock Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan.

The 1999 Flexible Stock Plan, the 2003 Flexible Stock Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan (“Digital Angel Plan”) are long-term plans designed to link rewards with stockholder value over time. Stock options are granted to aid in the retention of employees and to align the interests of employees with stockholders. The value of the stock options to an employee increases as the price of our stock increases above the fair market value on the grant date, and the employee must remain in our employ for the period required for the stock option to be exercisable, thus providing an incentive to remain in our employ.

The 2003 Flexible Stock Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan are also designed to encourage ownership of our common stock by employees, directors and other individuals, and to promote and further our best interests by granting options and other stock awards. Under these plans, we may grant awards of our common stock in lieu of payments of cash compensation pursuant to the mutual agreement of the participant and us.

Stock Options Granted under the 1999 Employees Stock Purchase Plan.

The 1999 Employees Stock Purchase Plan, which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (“Code”), provides eligible employees with an opportunity to accumulate, through payroll deductions, funds to be used toward the purchase of our stock pursuant to options granted under the plan. Options granted in connection with an offering under the plan permit the option holder to purchase our stock at a price per share equal to 85% of the fair market value of the stock on (i) the date on which the option was granted (i.e., the first business day of the offering) and (ii) the date on which the option was exercised (i.e., the last business day of the offering), whichever is less. Section 423 of the Code also provides certain favorable tax consequences to the option holder, provided that the stock acquired under the plan is held for a specified minimum period of time. Under Accounting Codification Standard No.. 718 (formerly Statement of Financial Accounting Standard No. 123R), which became effective for us on January 1, 2006, options granted under the plan may be compensatory. During 2011 and 2012, we did not grant any options under the plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our outstanding common stock, to file reports of ownership and change in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such ownership reports they file.

With respect to 2012, and based solely on our review of the copies of such reports we received or written representations from our officers and directors, we believe that all such filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

WHERE YOU CAN FIND MORE INFORMATION

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By Order of the Board of Directors

Daniel E. Penni
Interim Chief Executive Officer and Chairman of the Board of Directors

New London, Connecticut
June 27, 2013

EXHIBIT A

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE

SERIES B CONVERTIBLE PREFERRED STOCK

OF

DIGITAL ANGEL CORPORATION

The Certificate of Incorporation of Digital Angel Corporation, a Delaware corporation (the “Company”), provides that the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $10.00, and that the Board of Directors have the authority to attach such terms as they deem fit with respect to the preferred stock.

Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, and pursuant to Section 151(g) of the Delaware General Corporation Law, the Board of Directors, at a meeting held on June 24, 2013, adopted a resolution providing for the designation, rights, powers and preferences and the qualifications, limitations and restrictions of 4,107,592 shares of Series B Convertible Preferred Stock, and that a copy of such resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company, the provisions of its Certificate of Incorporation, and in accordance with the Delaware General Corporation Law, the Board of Directors hereby authorizes the filing of a Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company. Accordingly, the Company is authorized to issue Series B Convertible Preferred Stock with par value of $10.00 per share, which shall have the rights, powers, and preferences and the qualifications, limitations and restrictions thereof, as follows:

1. Designation and Rank. The designation of such series of the Preferred Stock shall be the Series B Convertible Preferred Stock, par value $10.00 per share (the “Series B Preferred Stock”). The maximum number of shares of Series B Preferred Stock shall be 4,107,592 shares. The Series B Preferred Stock shall, as to distribution of assets upon liquidation, dissolution or winding up of the Company, rank (i) pari passu to the Company’s common stock, par value $0.01 per share (the “Common Stock”), and any other class or series of capital stock of the Company hereafter created that, by its terms, ranks pari passu to the Series B Preferred Stock; and (ii) junior to any class or series of capital stock of the Company hereafter created which by its terms ranks senior to the Series B Preferred Stock.

2. Dividends. The Series B Preferred Stock shall not be entitled to a dividend; provided that no cash dividends or distributions shall be declared or paid or set apart for payment on the Common Stock unless such cash dividend or distribution is likewise declared, paid or set apart for payment on the Series B Preferred Shares.

3. Voting Rights. Holders of the Series B Preferred Stock shall vote on an “as converted” basis, together as a single class, with the Common Stock, on all matters requiring the approval, ratification or consent of holders of Common Stock of the Company. The Common Stock into which the Series B Preferred Stock is convertible shall, when issued, have all of the same voting rights as other issued and outstanding Common Stock of the Company, and none of the rights of the Series B Preferred Stock.

4. Conversion. The holder of Series B Preferred Stock shall have the following conversion rights (the “Conversion Rights”):

(a) Mandatory Conversion. On or after the date of issuance of the Series B Preferred Stock, at such time when the Company conducts the Reverse Stock Split and such Reverse Stock Split is declared effective, all the issued and outstanding shares of Series B Preferred Stock shall automatically convert (a “Mandatory Conversion”) into a number of fully paid and nonassessable shares of Common Stock equal to the product of (i) the number of shares of Series B Preferred Stock; and (ii) the Conversion Multiple (as defined in Section 4(c) below).

For purposes of this Section 4, “Reverse Stock Split” shall mean the reverse stock split contemplated under Section 7.4 of the Share Exchange Agreement dated June 24, 2013 by and between the Company, VeriTeQ Acquisition Corporation, and all the shareholders of VeriTeQ Acquisition Corporation .

(b) Mechanics of Mandatory Conversion. The Mandatory Conversion of Series B Preferred Stock shall be conducted in the following manner:

(i) Holder's Delivery Requirements. Upon the Mandatory Conversion, the holder thereof shall surrender to a common carrier for delivery to the Company’s designated transfer agent (the “Transfer Agent”) as soon as practicable following such Mandatory Conversion the original certificates representing the shares of Series B Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the “Preferred Stock Certificates”).

(ii) Company's Response and Common Stock Issuance. Upon receipt of the Preferred Stock Certificates, the Company shall send, via facsimile or email, a confirmation of receipt of such Preferred Stock Certificates to such holder. Upon receipt by the Transfer Agent of the Preferred Stock Certificates, the Company shall, within three (3) trading days following the later of the (x) date of the Mandatory Conversion, and (y) date of receipt of the Preferred Stock Certificates by the Transfer Agent, issue and deliver to the holder certificates registered in the name of the holder or its designee, representing the number of shares of Common Stock to which the holder shall be entitled.

(iii) Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series B Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock from and after the date of the Mandatory Conversion.

(c) Conversion Price.

(i) The term “Conversion Multiple” shall mean two (2), subject to adjustment under Section 4(c)(ii) hereof.

(ii) Adjustments for Stock Splits and Combinations. If the Company shall, at any time or from time to time after the date of issuance, effect a split of the outstanding Common Stock (including the Reverse Stock Split), the Conversion Multiple shall be proportionately adjusted. If the Company shall, at any time or from time to time after the date of issuance, combine the outstanding shares of Common Stock, the Conversion Multiple shall be proportionately adjusted. Any adjustments under this Section 4(c)(ii) shall be effective at the close of business on the date the stock split or combination becomes effective.

(d) No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Preferred Stock against impairment.

(e) Issue Taxes. The Company shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series B Preferred Stock pursuant hereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or by email or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Company.

(g) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall round the number of shares to be issued upon conversion up to the nearest whole number of shares.

(h) Retirement of Series B Preferred Stock. The retirement of Series B Preferred Stock shall be deemed effective as of the date of the Mandatory Conversion.

5. No Preemptive Rights. No holder of the Series B Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

6. Vote to Change the Terms of or Issue Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the majority of the outstanding shares of Series B Preferred Stock (in addition to any other corporate approvals then required to effect such action), shall be required for any change to this Certificate of Designation or the Company's Certificate of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series B Preferred Stock.

7. Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Company shall not be obligated to re-issue Preferred Stock Certificates if the Mandatory Conversion has occurred.

8. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate of Designation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series B Preferred Stock and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series B Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

9. Specific Shall Not Limit General; Construction. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein. This Certificate of Designation shall be deemed to be jointly drafted by the Company and all initial purchasers of the Series B Preferred Stock and shall not be construed against any person as the drafter hereof.

10. Waiver. No failure or delay on the part of a holder of Series B Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

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IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 24th day of June, 2013.

DIGITAL ANGEL CORPORATION

By:	/s/ Daniel E. Penni
Name: Daniel E. Penni
Title: Interim Chief Executive Officer

[Signature page to the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock.]